Exhibit 21
CARBO CERAMICS INC.
SUBSIDIARIES

	JURISDICTION OF	PERCENTAGE
NAME OF ENTITY	ORGANIZATION	OWNED
CARBO Ceramics (UK) Limited	Scotland	100%
CARBO Ceramics Mauritius Inc.	Mauritius	100%
CARBO LLC	Delaware, USA	100%
CARBO Ceramics (China) Company Ltd.	China	100%
CARBO Ceramics Cyprus Ltd.	Cyprus	100%
CARBO Ceramics (Eurasia) LLC	Russia	100%
Pinnacle Technologies, Inc.	California, USA	100%
Pinnacle Technologies (Delft) BV	The Netherlands	100%
Pinnacle Technologies (Canada) Inc.	Canada	100%
Applied Geomechanics Incorporated	California, USA	100%
Enertech, Ltd.	Canada	49%
Davidson Energy, Inc.	Delaware, USA	32%